

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

<u>Via E-mail</u>
David Calhoun
Chief Executive Officer
Nielsen Company B.V.
770 Broadway
New York, NY 10003

     Re: **Nielsen Company B.V.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              File No. 333-142546-29

Dear Mr. Calhoun:

     We refer you to our comment letter dated December 18, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                /s/ Cecilia Blye

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance